Exhibit 99.1

G Medical Innovations’ G Medical Tests and Services to Expand COVID-19
Testing to 150+ Additional Locations Across California via a $5.2 Million Cash Purchase

The new sites will enable processing of more than 200,000 COVID-19 PCR and rapid antigen/flu tests, with anticipated revenues of $20 million over the next several months - with longer-term growth expected via direct-to-consumer health solutions

Irvine, CA – March 1, 2022 – G Medical Tests and Services, Inc., a wholly-owned subsidiary of G Medical Innovations Holdings Ltd. (NASDAQ: GMVD), announce today that it has expanded its COVID-19 testing services to more than 150+ additional locations across California. The new testing sites include theme parks, schools, commercial properties, office complexes, public buildings, and mobile facilities. G Medical acquired the business conducting testing at the locations for a total of $5.2 million in cash, to be paid out in milestones.

The company also reports it has repaid $2.5 million in cash on a $5 million convertible loan issued by Lind Partners.

G Medical expects to process more than 200,000 COVID-19 PCR and rapid antigen/flu tests from the new sites, which will generate anticipated revenues of more than $20 million for G Medical Tests and Services in the next several months.

The need for convenient COVID-19 PCR , Rapid Antigen/Flu testing , personal healthcare monitoring continues along with the company’s Prizma Care remote patient monitoring directly to consumers.

“Our sites create synergies between the ongoing need for testing and remote patient monitoring.The new locations will support our continued investment in direct-to-consumer infrastructure,” said Dr. Yacov Geva, President, and CEO of G Medical Innovations. “COVID-19 is now part of the fabric of our daily lives, and taking control of one’s own health, including daily monitoring of vital signs with our Prizma is more important than ever.”

About G Medical Innovations

G Medical Innovations Holdings Ltd. is an early commercial-stage healthcare company engaged in the development of next-generation mHealth and telemedicine solutions and monitoring service platforms. The Company’s solutions and services can empower consumers, patients, and providers to better monitor, manage and improve clinical and personal health outcomes, especially for those who suffer from cardiovascular disease (or CVD), pulmonary disease, and diabetes. The Company’s current product lines consist of its Prizma medical device (or Prizma), a clinical-grade device that can transform almost any smartphone into a medical monitoring device, enabling both healthcare providers and individuals to monitor, manage and share a wide range of vital signs and biometric indicators; its Extended Holter Patch System, a multi-channel patient-worn biosensor that captures electrocardiography (or ECG) data continuously, including its QT Syndrome Prolongation Detection Capabilities Patch. In addition, the Company is developing its Wireless Vital Signs Monitoring System (or VSMS), which is expected to provide full, continuous, and real-time monitoring of a wide range of vital signs and biometrics. Its monitoring services include provision of Independent Diagnostic Testing Facility (or IDTF) monitoring services and private monitoring services. Visit https://gmedinnovations.com/.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, G Medical is using forward-looking statements when it discusses milestone payments, that it expects to process more than 200,000 COVID-19 PCR and rapid antigen/flu tests from the new sites and anticipated revenue. Because such statements deal with future events and are based on G Medical’s and McDade Products’ current expectations, they are subject to various risks and uncertainties, and actual results, performance, or achievements of G Medical and McDade Products could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in G Medical’s prospectus filed pursuant to Rule 424(b)(4), filed with the Securities and Exchange Commission (“SEC”) on June 28, 2021, the registration statement on Form F-1 filed on February 14, 2022 (registration no. 333-262724) and in any subsequent filings with the SEC. Except as otherwise required by law, the companies undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. G Medical and McDade Products are not responsible for the contents of third-party websites.

Investor Relations CONTACT:

G Medical Innovations

Kobi Ben-Efraim, CFO

+972 8-958-4777

service@gmedinnovations.com

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